

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Carlos Domenech
Chief Executive Officer
TerraForm Power, Inc.
12500 Baltimore Avenue
Beltsville, Maryland 20705

  Re: TerraForm Power, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed June 17, 2014
     File No. 333-196345

Dear Mr. Domenech:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Three Months Ended March 31, 2014, page 87

1. Please clarify why the pro forma historical cash tables do not reflect any cash distributions to non-controlling interest holders.

Estimated Cash Available for Distribution for the 12 Months Ending June 30, 2015 and December 31, 2015, page 89

2. We note the line item "Contributions received pursuant to agreements with our Sponsor" within your estimated cash available for distribution table on page 91. Please include a footnote to the table that describes these agreements and clarifies whether or not these payments are recurring or non-recurring.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 96

3. We have read your response to comment 7 of our letter dated June 13, 2014. We note that the pro forma decline in PP&E due to reductions in construction costs was more than offset by an increase in value of the power purchase agreements ("PPA's"). Since you already separately reflect the fair value of acquired PPA's within intangible assets, please clarify why the PPA's resulted in an increase to the fair value of PP&E.

4. We note the Mount Signal noncontrolling interest allocations on pages 100 and 103. We assume these allocations relate to the Mt. Signal Tax Equity Financing Arrangement disclosed on page F-229. Please expand your pro forma footnotes to clearly explain the nature of these allocations. Also clarify why Mt. Signal allocated income to the noncontrolling interest holder in its annual financial statements but allocated losses in the subsequent interim financial statements.

5. We note your disclosure on page 110 that you propose to acquire Mt. Signal from Silver Ridge by issuing equity in Terra LLC and TerraForm Power. Please address the following items related to this proposed acquisition:

    - Explain to us in sufficient detail and disclose how you determined or will determine the fair value of the equity consideration you propose to issue to acquire Mt. Signal. Further, please tell us and disclose for each class of equity the number of shares that will be issued.

    - We note that the Silver Ridge will distribute consideration received to Riverstone and your sponsor. Please explain to us the reasons for these distributions and clarify if any of the entities involved are related parties. Also clarify if this transaction involved AES Corporation.

Index to Financial Statements, page F-1

KS SPV 24 Limited, page F-182

6. We have read your response to comment 21 of our letter dated June 13, 2014. Explain to us in further detail how you determined it was appropriate to use United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities for the KS SPV 24, Boyton Solar Park, and Sunsave 6 financial statements. In this regard, tell us if there are any scope exceptions within the applicable accounting literature that would prohibit the use of this GAAP for public companies. Further, please be advised that the instructions to Item 8.A.2 of Form 20-F are applicable to financial statements provided under Rule 3-05 of Regulation S-X. Accordingly, the financial statements must be audited in accordance with U.S. generally accepted auditing standards.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries, page F-223

Noncontrolling Interest, page F-229

7. We note that a subsidiary of Mt. Signal entered into an arrangement that admitted a noncontrolling shareholder in its MSS Project. Please address the following comments related to this tax equity financing arrangement:

    - Clarify how Mt. Signal accounts for this arrangement. Tell us in sufficient detail how they considered and, if applicable, applied the guidance in ASC 360-20 in determining the appropriate treatment.

    - We note that the tax equity investor "is afforded certain rights related to major decisions," including the right to veto variations from budget. Please tell us how Mt. Signal determined that these rights did not preclude consolidation. See ASC 810-10-25-1 through -14.

    - Tell us and disclose the method by which Mt. Signal allocates net income and losses to the noncontrolling interest holder.

Revenue Recognition, page F-233

8. We note that Mt. Signal is party to a PPA for the sale of electricity and green credits and that the PPA has been classified as an operating lease with a non-lease element. Please tell us and disclose how Mt. Signal allocates consideration between lease and non-lease elements. Furthermore, please clarify why the tables on pages 100 and 103 do not present incentive revenue for Mt. Signal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.